UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69913

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meridian Platform Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Devon Square, 724 W. Lancaster Avenue, Ste 218
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Dorman Matisoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meridian Platform Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Kim Matisoff 6237A28F447B427...

Title: Chief Exectutive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Meridian Platform Securities, LLC

**Financial Statements
and Supplemental Schedules**

As of and for the Year Ended December 31, 2025

Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Management and Sole-Member
Meridian Platform Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Platform Securities, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedules I and II ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
February 25, 2026

Meridian Platform Securities, LLC

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	470,480
Prepaid expenses		18,745
TOTAL ASSETS	$	489,225

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to parent	$	600
Accounts payable and accrued expenses		11
TOTAL LIABILITIES	$	611
Member's Equity		488,614
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	489,225

The accompanying notes are an integral part of these financial statements.

Statement of Operations
Year Ended December 31, 2025

REVENUE:

Total revenues $ -

EXPENSES:
Professional fees 311,897
Dues and subscriptions 11,153
Other expenses 4,245
Regulatory fees 18,429
Occupancy expense 32

Total expenses 345,756

NET LOSS $ (345,756)

The accompanying notes are an integral part of these financial statements.

Meridian Platform Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

Balance at January 1, 2025	$	394,370
Capital Contribution	$	440,000
Net loss		(345,756)
Balance at December 31, 2025	$	488,614

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2025

OPERATING ACTIVITIES:

Net loss	$ (345,756)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	518
Decrease in due from Parent	4,226
Increase in due to Parent	600
Increase in accounts payable and accrued expenses	11
Net cash used in operating activities	(340,401)

FINANCING ACTIVITIES:

Capital Contributions	440,000
Net cash provided in financing activities	440,000
NET INCREASE IN CASH	99,599
CASH, BEGINNING OF YEAR	370,881
CASH, END OF YEAR	$ 470,480

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
As of and for the year ended December 31, 2025

1. Organization and Nature of Business

Meridian Platform Securities, LLC (formerly EC Securities LLC) (the "Company") is a California limited liability company. The Company is a broker- dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company can conduct private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services; however, none were conducted during 2025.

On December 13, 2021, the Company became a wholly-owned subsidiary of AL Advisors Management, Inc. ("ALAM" or "Parent"). The liability of the Parent for the loses, debts, and obligations of the Company is limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Receivables and Allowance for Credit Losses
The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

There were no fees receivable at December 31, 2025.

Due to/from Parent
Due to/from Parent represents amounts due for expenses allocated to the Company under the terms of the expense sharing agreement for various operational costs and expenses, as well as for the reimbursement for direct and indirect expenses paid by the Parent on behalf of the Company, or working capital adavnces made by the Company to the parent. These amounts are short-term in nature, and accordingly, their carrying amount approximates fair value.

Notes to Financial Statements
As of and for the year ended December 31, 2025

Revenue

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* . The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

The Company had no revenue generating activities during 2025.

Income Taxes

The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the income tax return for the Parent. As such, the Company has reflected no tax expense in the financial statements attributable to the Company's stand-alone operations.

ASC 740, *Income Taxes* , provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2025.

3. Financial Instruments and Concentration of Credit Risk

The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2025, $220,480 was in excess of FDIC insured limits.

Notes to Financial Statements
As of and for the year ended December 31, 2025

4. Related-Party Transactions

The Company entered into an expense sharing arrangement with ALAM which was amended on May 1, 2024. Under this expense sharing arrangement, ALAM agreed to cover various operational costs and expenses and the Company has agreed to reimburse the Parent for all direct and indirect expenses paid or otherwise incurred by the Parent on the Company's behalf. For the year ended December 31, 2025, total costs allocated to the Company under the expense sharing agreement amounted to $7,200, which are detailed in the table below. For the year ended December 31, 2025, direct costs for dues and subscriptions paid by the Parent on behalf of the Company amounted to $1,260 . There was an unpaid amount due to parent at December 31, 2025 of $600.

Included on the statement of operations are the following allocated expenses:

Accounting Expense	$	4,800.00
Legal Fees		2,400.00
	$	**7,200.00**

The Company relies on funding from ALAM to support its continued operations. During 2025, ALAM provided capital contributions totaling $440,000.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $469,869, which was $464,869 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0.13%.

Notes to Financial Statements
As of and for the year ended December 31, 2025

6. Estimates and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The measure of segment assets is reported on the balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

8. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there were no events or transactions which took place that would have a material impact on the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

MEMBER'S EQUITY	$	488,614
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(18,745)
NET CAPITAL	$	469,869
AGGREGATE INDEBTEDNESS:	$	611
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$	41
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	464,869
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	463,869
Percentage of aggregate indebtedness to net capital		0.13%

There are no material differences between the preceding
computation and the Company's mostly recently filed
unaudited Part II of Form X-17A-5 as of December 31, 2025, filed on January 16, 2026

Schedule II - Computation for Determination of Reserve Requirements and Information Related to
Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3 but rather relies on Footnote 74 of the SEC Release No. 34-70073, as stated in the FINRA membership agreement. The Company limits its business activities exclusively to private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Management and Sole-Member
Meridian Platform Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Meridian Platform Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, including private offerings of certain digital securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Woodbury, New York
February 25, 2026


Meridian Platform Securities, LLC
Exemption Report
Year ended December 31, 2025


Meridian Platform Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the

following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, including private offerings of certain digital securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, ___Kim Matisoff___, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Kim Matisoff

6237A28F447B427...

Title: CEO/CCO

Date: 2/25/2026